Via Facsimile and U.S. Mail
Mail Stop 4720

July 29, 2009

Peter A. Hofmann
Senior Executive Vice President and
Chief Financial Officer
The Phoenix Companies, Inc.
One American Row
Hartford, CT 06102-5056

> **Re:** **The Phoenix Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **Form DEF 14A**
> **Filed March 16, 2009**
> **File Number: 001-16517**

Dear Mr. Hofmann:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director